As filed with the Securities and Exchange Commission on August 1, 2025.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

ABRDN JAPAN EQUITY FUND, INC.

(Name of Subject Company (issuer))

ABRDN JAPAN EQUITY FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

00306J109

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

abrdn Japan Equity Fund, Inc.

c/o abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5773

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Thomas C. Bogle, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street N.W.

Washington D.C. 20006

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by abrdn Japan Equity Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash outstanding shares of the Fund’s common stock, subject to adjustment for fractional shares, par value $0.01 per share (the “Shares”) at a price equal to 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”), the principal market on which the Shares are traded, on the business day immediately following the day the Offer (as defined below) expires or, if the Offer is extended, on the business day immediately following the day to which the Offer is extended. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2025 (the “Offer to Purchase” and the tender offer made thereby, the “Offer”), and in the related Letter of Transmittal, which is filed as Exhibit (a)(1)(ii) to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

●	The Fund is offering to purchase up to 7,072,985 of its issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to 98% of the NAV per Share (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of September 3, 2025 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 50% of the outstanding Shares. The Offer, which begins on August 1, 2025, will remain open until 5:00 p.m., Eastern Time, on September 2, 2025 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

●	Shareholders of the Fund (the “Shareholders”) may tender all or a portion of their Shares.

●	If a Shareholder tenders Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the NAV per Share as of the Valuation Date is finalized. Properly tendered Shares accepted by the Fund for purchase will be cancelled as soon as practicable after the Expiration Date. The Fund will not pay interest on the purchase price for this or any other reason.

●	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

●	If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after September 2, 2025. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Computershare Trust Company, N.A. by (a) regular mail at c/o Voluntary Corporate Actions COY: JEQ, P.O. Box 43011, Providence, RI 02940-3011 or (b) overnight delivery at c/o Voluntary Corporate Actions COY: JEQ, 150 Royall Street, Suite V, Canton, MA 02021; or (ii) by requesting that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. Your properly completed mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal by calling (800)284-7175, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

●	In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

●	The value of your Shares will likely change between the most recent time that the NAV was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).

●	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

If the number of Shares properly tendered and not withdrawn prior to the date and time the Offer expires is less than or equal to the Offer, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all Shares tendered. If more Shares than the Offer Amount (defined below) are properly tendered and not withdrawn prior to the date the Offer expires, the Fund will first purchase shares tendered by any Shareholder who owns, beneficially or of record, an aggregate of not more than 99 Shares – an “odd lot” – and who tenders all such shares, and then purchase the remaining Offer Amount on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares).

●	Shareholders should be aware that, if they tender Shares pursuant to the Offer, they will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Fund, any Fund dividends or distributions with a record date occurring on or after the date on which the Fund accepts the Shares for repurchase.

●	Shareholders whose Shares are accepted for repurchase by the Fund in the Offer will retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment is made for such repurchased Shares.

Item 2.	Issuer Information

(a)	The name of the issuer is abrdn Japan Equity Fund, Inc. (the “Fund”). The Fund is a Maryland corporation with its principal executive offices located at 1900 Market Street, Suite 200, Philadelphia, PA 19103 (telephone number (800) 522-5465). The Fund is a diversified closed-end fund. The Fund commenced operations on July 24, 1992.

(b)	The title of securities being sought is shares of common stock, par value $0.01 per share. As of the close of business July 25, 2025, there were 14,145,970 shares of the Fund’s Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 7,072,985 Shares that are properly tendered by Shareholders and not properly withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 50% of the Fund’s Shares outstanding.

(c)	The Shares are traded on the NYSE under ticker symbol “JEQ”.

Item 3.	Identity and Background of Filing Person

The name of the filing person (i.e., the Fund and the subject company) is abrdn Japan Equity Fund, Inc. The Fund’s principal executive office is located at 1900 Market Street, Suite 200, Philadelphia, PA 19103 (telephone number (800) 522-5465).

The investment manager of the Fund is abrdn Asia Limited (in its capacity as such, the “Investment Manager”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and regulated in Singapore by the Accounting and Corporate Regulatory Authority (ACRA). The Investment Manager’s principal business address is 7 Staits View, #23-04 Marina One East Tower, Singapore 018936.

The members of the Fund’s Board of Directors (the “Board of Directors”) are Radhika Ajmera, Anthony Clark, Rose DiMartino, Alan Goodson, and C. William Maher. The address of each member of the Board of Directors is c/o abrdn Inc., 1900 Market Street, Suite 200, Philadelphia PA 19103, and the telephone number of each member of the Board of Directors is (215) 405-5700.

The executive officers of the Fund are Alan Goodson, President, Sharon Ferrari, Treasurer and Chief Financial Officer, Megan Kennedy, Secretary, and Joseph Andolina, Chief Compliance Officer. The address of each executive officer is c/o abrdn Inc., 1900 Market Street, Suite 200, Philadelphia PA 19103, and the telephone number of each executive officer is (215) 405-5700.

Item 4.	Terms of the Tender Offer

(a)           (i)            Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 7,072,985 Shares that are tendered by Shareholders by 5:00 p.m., Eastern Time, on September 2, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The Fund will purchase Shares for cash at a price equal to 98% of the per Share NAV as of the close of the regular trading session of the NYSE on the business day immediately after the day the Offer expires. Unless extended, the Offer will expire at 5:00 p.m., Eastern time, on September 2, 2025.

The Fund will pay for Shares properly tendered as soon as practicable after the Expiration Date (unless extended by the Company as described in the Offer to Purchase).

(iii)          The Offer will expire at 5:00 p.m., Eastern time on September 2, 2025, unless extended. The Fund may elect at any time to extend the Offer. If the Offer is extended, the Fund will issue a press release announcing the extension.

(iv)          No other purchase offers, except those discussed above, are presently contemplated, but the Board of Directors reserves the right to do purchase offers in the future.

(v)           The Fund expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the failure to satisfy any of the conditions, and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase). There can be no assurance that the Fund will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. If the Offer is extended, the Fund will issue a press release announcing the extension.

(vi)          In accordance with the terms set forth in the Offer to Purchase, at any time prior to the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time prior to the earlier of (x) the time of such acceptance or (y) September 2, 2025, any Shareholder may withdraw all, but not less than all, of the Shares that the Shareholder has tendered.

(vii)         Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund by mail or e-mail no later than 5:00 P.M., Eastern time, on September 2, 2025 (or, if the Offer is extended, no later than 5:00 P.M., Eastern time, on the latest applicable Expiration Date).

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, a written notice of withdrawal of Shares tendered for purchase must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name(s) of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn (which may not be less than all of the Shares tendered by the shareholder) and, if one or more certificates representing such Shares have been delivered or otherwise identified to the Depositary, the name(s) of the registered owner(s) of such Shares as set forth in such certificate(s) if different from the name(s) of the person tendering the Shares. If one or more certificates have been delivered to the Depositary, then, prior to the release of such certificate(s), the certificate number(s) shown on the particular certificate(s) evidencing such Shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase).

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered for purchase by following the procedures described in Section 4 prior to the Expiration Date. Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer will be irrevocable.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted for payment any purchased Shares that are tendered for purchase when, as and if the Fund gives oral or written notice to the Depositary of its acceptance of such Shares for purchase pursuant to the Offer.

(ix)           If more than 7,072,985 Shares are duly tendered for purchase pursuant to the Offer (and not timely withdrawn as provided in Item 4(a)(1)(vi)), the Fund will first purchase shares tendered by any Shareholder who owns, beneficially or of record, an aggregate of not more than 99 Shares – an “odd lot” – and who tenders all such shares, and then purchase the remaining offer amount on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares). The Fund does not intend to increase the number of Shares offered for purchase, even if more than 7,072,985 Shares are tendered by all Shareholders in the aggregate.

(x)            The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Shareholders and reducing the NAV per Share of the Fund. This reduction in the NAV per Share of the Fund will likely cause the ratio of the Fund's expenses to its NAV per Share to increase. Additionally, a reduction in the number of Shares issued and outstanding may reduce the liquidity and the depth of the trading market for Shares.

(xi)           Not applicable.

(xii)          Reference is made to Section 14 - United States Federal Income Tax Consequences of the Offer to Purchase, which is incorporated herein by reference.

(a)          (2)         Not applicable.

(b)          Any Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Directors, or affiliates (with the exception of any Shareholders who may be deemed to be affiliates solely due to their ownership of Shares) of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities

(a-d)               Not applicable.

(e)                   Reference to a Conditional Tender Offer is described above in Item 4(a)(1)(vi).

Item 6.	Purposes of this Tender Offer and Plans or Proposals

(a-c)                On March 11, 2025, the Board of Directors of the Acquired Fund approved the Reorganization of the Fund into the Acquiring Fund. On July 25, 2025, stockholders approved the reorganization of the Fund into abrdn Global Infrastructure Income Fund (“ASGI” or the “Acquiring Fund”) (the “Reorganization”).

In making the decision to approve the Reorganization, the Board of Directors had considered the topic over the course of several meetings held in December 2024 and February and March 2025. At those meetings, the Investment Adviser, abrdn Inc. and aIL (collectively, “Aberdeen”) discussed with the Board of Directors its reasons for proposing the Reorganization. Aberdeen conducted an evaluation of strategic alternatives for the Fund and reviewed its evaluation of the strategic alternatives considered for the Fund with the Board of Directors, including, among others, maintaining the status quo, liquidation, reorganization with an affiliated fund, such as the Acquiring Fund, and reorganization with other funds, and advised that Aberdeen had determined that a reorganization with the Acquiring Fund would be in the overall best interests of the Fund. In connection with the meetings at which the Reorganization was discussed, Aberdeen provided the Board of Directors with a variety of materials relating to the Reorganization, including the rationales for and expected benefits and costs of the Reorganization, including that Aberdeen will bear most of the costs (such as legal and solicitation costs) of the Reorganization, comparative information about the Fund and the Acquiring Fund and potential conflicts of interest. Based on all the information reviewed, Aberdeen expressed its belief that the Reorganization was the best option for existing Shareholders and that the Board of Directors should approve and recommend that Shareholders approve the Reorganization. Aberdeen highlighted that Shareholders who become shareholders of the Acquiring Fund may benefit from the economies of scale of a larger fund such as the Acquiring Fund, improved liquidity and diversification, the increased distribution capabilities of the Acquiring Fund, the Acquiring Fund’s higher distribution rate and potentially improved premium/discount to NAV levels. In addition, at the meetings, the Board of Directors received presentations from representatives of Aberdeen and was able to ask questions about the Reorganization and the Acquiring Fund. In connection with the meetings and prior to approving the Reorganization, the Independent Directors of the Fund met in private sessions and reviewed the information provided and discussed the proposed Reorganization with their independent legal counsel.

In making its decision regarding the Offer, the Board of Directors considered: the recommendation of the Investment Manager; potential costs of the Offer; the tax implications to the Fund and its Shareholders of conducting the Offer; the opportunity for liquidity to participating Shareholders provided by the Offer; that the Offer could enable Shareholders to tender a portion of their Shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer is expected to have an accretive impact to NAV for Shareholders who remain invested in the Fund; other steps the Board of Directors has taken or might take to address the discount and create additional liquidity; and the possibility that the Offer might reduce the Fund's trading discount on a short-term and long-term basis. The Board of Directors also considered the specific terms of the Offer, including pricing, the level of Fund assets and continued viability of the Fund following a tender offer.

After consideration of each of these factors, and to provide the Shareholders with a source of liquidity for their investments, the Board of Directors, in the exercise of their business judgment, unanimously approved the Offer based on a determination that the Offer is in the best interests of the Fund and all of its Shareholders.

Item 7.	Source and Amount of Funds or Other Consideration

(a-b)               To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell, if any, will be made by the Investment Adviser, taking into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. To the extent the Fund does not have sufficient resources through cash on hand and the disposition of portfolio securities to purchase Shares in the Offer, it may finance a portion of the Offer through a revolving credit facility.

(c)	The Fund is paying the costs of conducting the Offer, which include the costs of printing and mailing materials to Shareholders, certain legal and filing fees and the fees and expenses of the Depositary and the Information Agent (as defined in the Offer to Purchase). Brokers, dealers or other institutions also may charge fees to a participating Shareholder for processing a purchase request and sending it to the Depositary.

(d)	None of the Fund, the Investment Adviser, and the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.

Item 8.	Interest in Securities of the Issuer

(a)	Securities Ownership. The information under the heading “Section 11 – Interests of Directors, Executive Officers and Certain Related Persons” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(b)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Information

(a)	Reference is made to the audited financial statements of the Fund dated October 31, 2024, which were prepared by the Fund and filed with the SEC on Form N-CSR under the 1940 Act on January 10, 2025, and the unaudited financial statements of the Fund dated April 30, 2025, which were prepared by the Fund and filed with the SEC on Form N-CSR under the 1940 Act on July 7, 2025. Such financial statements are incorporated herein by reference in their entirety.

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

(b)	Not applicable.

Item 11.	Additional Information

(a)        (1)        None.

(2)        None.

(3)        Not applicable.

(4)        Not applicable.

(5)        None.

(b)        Not applicable.

(c)        None.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Text of press release issued on July 25, 2025.
(a)(6)	Text of press release issued on August 1, 2025.
(d)	None.
(g)	None.
(h)	None.
107	Calculation of Filing Fees Table.

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRDN JAPAN EQUITY FUND, INC.

By:	/s/ Lucia Sitar
Name: Lucia Sitar, Esq.
Title: Vice President of the Fund
Dated: August 1, 2025

EXHIBIT INDEX

EXHIBIT

(a)(1)(i)	Offer to Purchase
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Form of Notice of Guaranteed Delivery
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Press Release issued on July25, 2025
(a)(6)	Press Release issued on August 1, 2025
107	Calculation of Filing Fee Exhibit